United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale starts works on the Tecnored plant in Marabá

Rio de Janeiro, April 5th, 2022 - Vale S.A. (“Vale”) held today, together with the Government of the State of Pará, an event to mark the start of construction works of Tecnored's first commercial plant in Marabá, Pará, an important step towards presenting the steel industry chain with a viable technological solution for their decarbonization investments.

Tecnored's technology is innovative in the market, and it enables the production of the green pig iron from the substitution of metallurgical coal by biomass, thus reducing carbon emissions by up to 100%, being an important step in contributing to the decarbonization of the steel industry.

"The implementation of Tecnored represents an important step in the transformation of mining, contributing towards an increasingly sustainable process chain. The Tecnored project is of great importance for Vale and the region and will provide competitiveness, environmental sustainability, and development to the region," says Vale's CEO, Eduardo Bartolomeo.

The plant will initially have a production capacity of 250 thousand tons per year of green pig iron and may reach 500 thousand tons per year in the future. The start-up is planned for 2025 with an estimated investment of approximately R$ 1.6 billion. Due to fewer productive stages, such as the absence of sintering and coking stages, the Tecnored technology is expected to be 10 to 15% less capital and operating cost-intensive than the traditional blast furnace route.

Tecnored's commercial plant in Marabá is part of Vale's effort to develop new technologies and offer steelmaking customers technological solutions to help their decarbonization investments in their production processes. This will contribute to Vale's commitment to reduce 15% of net Scope 3 emissions by 2035. Additionally, Vale seeks to reduce its absolute Scope 1 and 2 emissions by 33% by 2030 and achieve net-zero by 2050, in line with the Paris Agreement, leading the evolution process towards sustainable mining.

About Tecnored

Tecnored is a 100% Vale subsidiary focused on developing a low carbon pig iron process through energy sources, such as biomass, syn-gas, and hydrogen, that emit less CO2 than coal and coke, the traditional iron-making methods. Using biomass, the path to economic carbon neutrality may be achieved in the medium term. Vale currently has a pilot plant in Pindamonhangaba (SP), with a nominal capacity of 75 thousand tons per year, where tests were carried out to develop the technology and its technical and economic viability.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 5, 2022		Head of Investor Relations